June 9, 2006

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Applied Signal Technology, Inc. Form 10-K for the fiscal year ended October 31, 2005 Filed January 17, 2006
Form 10-Q for the quarter ended January 27, 2006 Filed March 7, 2006

Subject: Telephonic Discussions, dated June 2, 2006

Dear Mr. Spirgel:

We are writing in response to the telephonic discussions conducted on June 2, 2006 between Mr. Robert Littlepage and Mr. Joseph Cascarano of the Securities and Exchange Commission (the “Staff”) and Mr. Dennis LaTorre and Mr. James Doyle of Applied Signal Technology, Inc., a California corporation (the “Company”). Mr. Edward Grabowy of Ernst and Young, LLP, independent registered public accountants to the Company, also participated in the discussions. The numbered paragraphs below state the comments discussed and our responses to the Staff’s comments.

1. In regards to the disclosure pertaining to the Company’s indirect rate variance, please include a phrase in future filings such as “unrecoverable variances are recorded in the period in which they are known.” If such a statement already exists in the Company’s recent filings, please advise.

Response:

Included within “Note 1: Organization and Summary of Significant Accounting Policies” to our financial statements included with our Annual Report on Form 10-K for the year ended October 31, 2005 filed with the SEC on January 17, 2006 and our Quarterly Report on Form 10-Q for the quarter ended January 27, 2006, filed with the SEC on March 7, 2006, and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such periodic reports, is a paragraph entitled, “Indirect rate variance adjustments to operations.” Contained within this paragraph is the sentence, “These rates are reviewed regularly, and we record adjustments for any material, permanent variances in the period they become determinable.” We believe this sentence satisfies the request, and we will continue to include this disclosure in our future filings.

2. From time to time, the Company provides services to support its customers. Please separately report services revenue on the income statement if such revenues exceed 10% of total revenues.

Response:

The revenue derived by the Company from services each period represents less than 10% of the Company’s total revenue. We will continue to monitor this portion of our business and will report services revenue separately on our income statement if such revenues exceed 10% of total revenues.

We trust that the foregoing responds to the remaining comments raised by the Staff. Should you have any additional questions, please feel free to contact me at (408) 522-2851.

Yours truly,
Applied Signal Technology, Inc.

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer